EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the five years ended December 31, 2013, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	2013	2012	2011	2010	2009

Earnings:
Income before taxes	$401,162	$329,693	$319,587	$247,547	$168,019
Add:
Fixed charges	257,398	254,161	268,940	313,161	180,293
Amortization of capitalized interest	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—
Total earnings	$658,560	$583,854	$588,527	$560,708	$348,312

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$257,322	$254,073	$268,834	$313,032	$180,132
Interest capitalized	—	—	—	—	—
Estimate of the interest component of rental expense	76	88	106	129	161
Total fixed charges	$257,398	$254,161	$268,940	$313,161	$180,293

Ratio of earnings to fixed charges	2.56	2.30	2.19	1.79	1.93